SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT

FROM THAT OF THE ISSUER NAMED BELOW:

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE

ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

InterActiveCorp

152 West 57th Street

New York, New York

10019

REQUIRED INFORMATION

1.               Not applicable.

2.               Not applicable.

3.               Not applicable.

4.               The InterActiveCorp Retirement Savings Plan (formerly the USA Interactive Retirement Savings Plan) (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)    Consent of Ernst & Young LLP.

(99)    Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVECORP RETIREMENT SAVINGS PLAN (formerly USA Interactive Retirement Savings Plan)

Date: June 28, 2004	By:	/s/ KARLA PACKER

Karla Packer
Vice President, Human Resources
InterActiveCorp

ii

Appendix I

Financial Statements and Supplemental Schedules

InterActiveCorp Retirement Savings Plan (formerly USA Interactive Retirement Savings Plan) December 31, 2003 and 2002 and Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

iii

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Financial Statements

and Supplemental Schedules

As of December 31, 2003 and 2002 and Year ended December 31, 2003

i

ii

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Report of Independent Registered Public Accounting Firm

The Administrative Committee

InterActiveCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the InterActiveCorp Retirement Savings Plan (formerly USA Interactive Retirement Savings Plan) (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at year end) as of December 31, 2003 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 23, 2004

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments, at fair value	$207,492,039	$82,396,718
Receivables:
Participant	865,554	397,846
Employer	236,136	124,341
Total receivables	1,101,690	522,187
Net assets available for benefits	$208,593,729	$82,918,905

See accompanying notes.

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31
2003
Additions to net assets attributed to:
Dividend and interest income	$3,283,153
Net realized and unrealized appreciation in fair value of plan investments	28,189,844
Participant contributions	18,173,369
Employer contributions	5,651,105
Participant rollover contributions	2,962,651
Transfers from other plans	81,716,275
Total additions	139,976,397

Deductions from net assets attributed to:
Benefits paid to participants	14,273,066
Administrative expenses	28,507

Total deductions	14,301,573

Net increase in net assets available for benefits	125,674,824
Net assets available for benefits-beginning of year	82,918,905
Net assets available for benefits-end of year	$208,593,729

See accompanying notes.

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Notes to Financial Statements

December 31, 2003

1.              Description of the Plan

The following description of the InterActiveCorp Retirement Savings Plan (formerly the USA Interactive Retirement Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of InterActiveCorp (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective August 1, 2003, the Plan was amended and restated to change its name from the USA Interactive Retirement Savings Plan to the InterActiveCorp Retirement Savings Plan. Effective January 1, 2002 the Plan was amended to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.

During 2003 the Plan was amended to effect the Plan mergers described in Note 5.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 16%, and after tax contributions ranging  from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan’s fund options and may change their investment options on a daily basis.

The Company contributes an amount equal to 50% of the first 6% of pre-tax deferrals that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company’s Board of Directors. For the year ended December 31, 2003 the Company’s matching contribution was $5,651,105. No discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally participants are 100% vested in the Company contribution portion of their accounts plus actual earnings thereon after two years of credited service. Certain participants who were participants in plans that were merged into the Plan on August 1, 2003 receive the more generous of the Plan’s vesting provisions, or the vesting provisions of their former plan, until full vesting occurs. Participants should refer to the plan agreement for a more complete description of the Plan’s vesting provisions.

Eligibility

Participants must be 21 years of age or older and are eligible to participate upon commencement of service as defined in the Plan documents.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances as defined in the Plan documents . The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company’s matching contributions. Forfeited non-vested accounts totaled $508,325 and $296,876 at December 31, 2003 and 2002, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

Upon a participant’s retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant’s vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan.

Participants reaching 59.5 may elect to withdraw some or all of their vested balance while still employed. Participants’ pre-tax deferrals may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

Plan Termination

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.              Investments

The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year end December 31, 2003
Investments in mutual funds	$21,151,552
Investments in InterActiveCorp Common Stock	7,038,292
$28,189,844

The Plan’s investments are held in a trust fund. The following are investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002

American Century Ultra Fund	$—	$6,283,774
American Century Strategic Aggressive Fund	—	6,248,826
JP Morgan Diversified Fund	—	4,422,804
JP Morgan Smart Index Fund	—	10,551,630
American Century Stable Asset Fund	—	15,243,980
InterActiveCorp Common Stock	21,576,077	14,738,434
Fidelity Freedom 2030 Fund	13,323,372	—
Fidelity Managed Income Portfolio II	28,343,415	—
Fidelity Blue Chip Growth Fund	23,707,172	—
Fidelity Diversified International Fund	12,943,685	—
Fidelity Spartan U.S. Equity Fund	21,534,614	—

4.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated in its entirety subsequent to the receipt of the determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. A new request for a determination letter on the Plan’s qualified status was submitted to the IRS on June 18, 2004.

5.              Plan Mergers

The Company, as permitted by the relevant Plan documents, merged the USA Interactive Retirement Savings Plan—Networks (the “Networks Plan”), the Interval Acquisition Corp. Retirement Savings Plan (the “Interval Plan”), the Entertainment Savings Plan (the “Entertainment Plan”), the Hotels.com 401(k) Profit Sharing Plan & Trust (the “Hotels.com Plan”), the Ticketmaster 401(k) Retirement Plan (the “Ticketmaster Plan”) and the Expedia, Inc. Plan (the “Expedia Plan”) into the Plan effective August 1, 2003. As a result, effective August 1, 2003, all of the net assets available for benefits of the Networks Plan, the Interval Plan, the Entertainment Plan, the Hotels.com Plan, the Ticketmaster Plan and the Expedia Plan were transferred to the Plan.

Effective December 1, 2003, the Company, as permitted by the relevant Plan documents, merged the LendingTree 401(k) Retirement Savings Plan (the “LendingTree Plan”) into the Plan. As a result, effective December 1, 2003, all of the net assets available for benefits of the LendingTree Plan were transferred to the Plan.

6.              Subsequent Event

Effective January 1, 2004, the Company, as permitted by the relevant Plan documents, merged the Hotwire 401(k) Plan (the “Hotwire Plan”) into the Plan. As a result, effective January 1, 2004, all of the net assets available for benefits of the Hotwire Plan were transferred to the Plan.

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

Supplemental Schedules

E.I.N. 59-2712887 Plan No: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party)	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Self Directed Brokerage Account	Self Directed Brokerage Account	$2,375,971
*	Fidelity Freedom 2000 Fund	Mutual Fund	460,487
*	Fidelity Freedom 2010 Fund	Mutual Fund	4,341,800
*	Fidelity Freedom 2020 Fund	Mutual Fund	9,548,532
*	Fidelity Freedom 2030 Fund	Mutual Fund	13,323,372
*	Fidelity Freedom 2040 Fund	Mutual Fund	4,835,980
*	Fidelity Freedom Income Fund	Mutual Fund	505,318
*	Fidelity Managed Income Portfolio II	Mutual Fund	28,343,415
*	Fidelity Blue Chip Growth Fund	Mutual Fund	23,707,172
*	Fidelity Contrafund	Mutual Fund	2,324,203
*	Fidelity Dividend Growth Fund	Mutual Fund	10,022,838
*	Fidelity Diversified International Fund	Mutual Fund	12,943,685
*	Fidelity Equity-Income Fund	Mutual Fund	5,524,388
*	Fidelity Investment Grade Bond Fund	Mutual Fund	10,315,866
*	Fidelity Low-Priced Stock Fund	Mutual Fund	10,324,772
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	2,799,197
	Lord Abbett Mid-Cap Value	Mutual Fund	7,764,843
	MSI Small Company Growth Portfolio	Mutual Fund	5,868,063
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	21,534,614
*	InterActiveCorp Common Stock	Common Stock	21,576,077
	Microsoft Common Stock	Common Stock	2,566,623
	Participant Loans	5.00 to 10.5%	6,484,823
			$207,492,039

* Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

InterActiveCorp Retirement Savings Plan

(formerly USA Interactive Retirement Savings Plan)

E.I.N. 59-2712887 Plan No: 001

Schedule G, Part III

Schedule of Non-exempt Transactions

Year ended December 31, 2003

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset

Home Shopping Network	Employer	Late remittance of participant contributions for June 2003 made July 23, 2003	$36,966

Access Direct	Employer	Late remittance of participant contributions for January 2003 made February 24, 2003	11,339

Ticketmaster	Employer	Late remittance of participant contributions for January 2003 made February 25, 2003	207,210

Ticketmaster	Employer	Late remittance of participant contributions for January 2003 made February 25, 2003	207,835

Ticketmaster	Employer	Late remittance of participant contributions for February 2003 made April 21, 2003	480,981

Ticketmaster	Employer	Late remittance of participant contributions for April 2003 made June 10, 2003	218,845

Ticketmaster	Employer	Late remittance of participant contributions for May 2003 made June 24, 2003	225,865

Ticketmaster	Employer	Late remittance of participant contributions for May 2003 made June 30, 2003	221,885

Ticketmaster	Employer	Late remittance of participant contributions for June 2003 made August 1, 2003	219,328

Ticketmaster	Employer	Late remittance of participant contributions for July 2003 made August 22, 2003	216,336

Note: Columns (d) through (g) and (i) and (j) are not applicable.

Ticketmaster	Employer	Late remittance of participant contributions for July 2003 made August 22, 2003	218,788

Citysearch	Employer	Late remittance of participant contributions for July 2003 made September 12, 2003	51,952

Citysearch	Employer	Late remittance of participant contributions for November 2003 made December 31, 2003	43,898

Note: Columns (d) through (g) and (i) and (j) are not applicable.